# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Pelican Acquisition II Corp, CIK 0002122392
CUSIP: G69822107
Title of class of securities: Ordinary Share, par value $0.0001 per share
Address of issuer's principal executive offices: 1185 Avenue of the Americas, Suite 349, New York, New York (NY), 10036
Date of event which requires filing of this statement: 07/27/2026
Filed by CIK 0002123469
Persons authorized to receive notices and communications: Robert Labbe, 1185 Avenue of the Americas, Suite 349, New York, New York (NY), 10036, (212) 574-4425

## Reporting persons
- Pelican II Capital Solutions Ltd (CIK 0002123469): type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); member of a group; source of funds: other (OO); sole voting power 3,186,500; shared voting power 0; sole dispositive power 3,186,500; shared dispositive power 0; aggregate amount beneficially owned 3,186,500 (26.36% of the class)
  Comment: Includes (i) 2,875,000 ordinary shares of the Issuer, $0.0001 par value ("Founder Shares") acquired by Pelican II Capital Solutions Limited (the "Sponsor") and (ii) 311,500 ordinary shares of the Issuer underlying private placement units (each unit consisting of one ordinary share and one right to receive one-tenth (1/10) of one ordinary share upon the consummation of the Issuer's initial business combination) purchased by the Sponsor in connection with the Issuer's initial public offering. HBM Group, Inc. owns 22.29% of the Sponsor, and Luminark Holdings LLC owns 10% of the Sponsor.

## Item 1. Security and Issuer
Title of class of securities: Ordinary Share, par value $0.0001 per share
Name of issuer: Pelican Acquisition II Corp
Address of issuer's principal executive offices: 1185 Avenue of the Americas, Suite 349, New York, New York (NY), 10036

## Item 2. Identity and Background
Name of person filing: This statement is filed by the Reporting Person. The Reporting Person is the holder of record of approximately 26.36% of the Issuer's outstanding Ordinary Shares based on the number of Ordinary Shares outstanding as of July 27, 2026.
Residence or business address: The principal business address of the Reporting Person is 1185 Avenue of the Americas, Suite 349, New York, NY 10036.
Present principal occupation or employment: The Reporting Person is the Sponsor of the Issuer in connection with the Issuer's initial public offering and potential business combination.
Criminal convictions in the last five years: During the past five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the past five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was the subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal and state securities laws of findings any violation with respect to such laws.
Citizenship: The Reporting Person is a British Virgin Islands company.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The information set forth in Items 4 and 5 of this Schedule 13D are hereby incorporated by reference into this Item 3.

## Item 4. Purpose of Transaction
Purpose of transaction: In connection with the organization of the Issuer, on March 20, 2026, pursuant to a Securities Subscription Agreement, the Issuer issued an aggregate of 2,875,000 ordinary shares as Founder Shares to the Sponsor for an aggregate purchase price of $25,000. The Founder Shares included 375,000 ordinary shares that were subject to forfeiture depending on the extent to which the underwriter's over-allotment option was not exercised. On July 27, 2026, the Issuer consummated its initial public offering of 8,625,000 units, including 1,125,000 units issued pursuant to the full exercise of the underwriter's over-allotment option. Accordingly, none of the Founder Shares were forfeited. Simultaneously with the consummation of the Issuer's initial public offering, the Sponsor purchased 311,500 private placement units ("Private Placement Units") of the Issuer at $10.00 per Private Placement Unit, as more fully described in Item 6 of this Schedule 13D, which information is incorporated herein by reference. Each Private Placement Unit consists of one ordinary share and one right to receive one-tenth (1/10) of one ordinary share upon the consummation of the Issuer's initial business combination. The Ordinary Shares owned by the Reporting Person have been acquired for investment purposes. The Reporting Person may make further acquisitions of the Ordinary Shares from time to time and, subject to certain restrictions, may dispose of any or all of the Ordinary Shares held by the Reporting Person at any time depending on an ongoing evaluation of the investment in such securities, prevailing market conditions, other investment opportunities and other factors, subject to applicable lock-up restrictions. Except for the foregoing, the Reporting Person has no plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) and (c) through (j) of Item 4 of Schedule 13D. With respect to paragraph (b) of Item 4, the Issuer is a newly organized blank check company formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses or entities. Under various agreements between the Issuer and the Reporting Person, the Reporting Person has agreed, among other things, (A) to vote its Founder Shares, Private Placement Shares and any public shares held by it in favor of any proposed initial business combination, if permitted by law or regulation; (B) to waive redemption rights with respect to its Founder Shares and Private Placement Shares in connection with the completion of the Issuer's initial business combination and certain amendments to the Issuer's memorandum and articles of association; and (C) to waive rights to liquidating distributions from the trust account with respect to its Founder Shares and Private Placement Shares if the Issuer fails to complete an initial business combination within 21 months from the consummation of its initial public offering. The Reporting Person may, at any time and from time to time, review or reconsider its position, change its purpose or formulate plans or proposals with respect to the Issuer.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The responses to Items 7 - 13 of the cover pages of this Schedule 13D are incorporated herein by reference. The aggregate number and percentage of Ordinary Shares beneficially or directly owned by the Reporting Person is based upon a total of 12,086,500 Ordinary Shares issued and outstanding as of July 27, 2026. The Reporting Person beneficially owns 3,186,500 Ordinary Shares, representing approximately 26.36% of the total issued and outstanding Ordinary Shares.
Number of shares as to which each person has sole or shared power to vote or dispose: The responses to Items 7 - 13 of the cover pages of this Schedule 13D are incorporated herein by reference. The Reporting Person has sole voting and dispositive power over 3,186,500 Ordinary Shares, representing approximately 26.36% of the total issued and outstanding Ordinary Shares.
Transactions in the class effected during the past sixty days: Except as described in Items 4 and 6 of this Schedule 13D, the Reporting Person has not effected any transactions in the Issuer's Ordinary Shares during the 60 days preceding the date of this report.
Other persons with the right to receive dividends or sale proceeds: N/A
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: N/A

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Securities Subscription Agreement. On March 20, 2026, the Issuer and the Sponsor entered into a Securities Subscription Agreement, pursuant to which the Issuer issued an aggregate of 2,875,000 ordinary shares as Founder Shares to the Sponsor for an aggregate purchase price of $25,000. The description of the Securities Subscription Agreement is qualified in its entirety by reference to the full text of such agreement, filed as Exhibit 10.5 to the Issuer's registration statement on Form S-1, as amended (File No. 333-296688), and incorporated by reference herein. Private Placement Units Purchase Agreement. On July 23, 2026, the Issuer and the Sponsor entered into a Private Placement Units Purchase Agreement, pursuant to which the Sponsor committed to purchase 311,500 Private Placement Units at $10.00 per Private Placement Unit simultaneously with the consummation of the Issuer's initial public offering. Each Private Placement Unit consists of one ordinary share and one right to receive one-tenth (1/10) of one ordinary share upon the consummation of the Issuer's initial business combination. The description of the Private Placement Units Purchase Agreement is qualified in its entirety by reference to the full text of such agreement, a copy of which was filed as Exhibit 10.7 to the Issuer's Current Report on Form 8-K filed with the SEC on July 31, 2026 and incorporated by reference herein. Letter Agreement. On July 23, 2026, in connection with the IPO, the Issuer, the Sponsor and the Issuer's officers and directors entered into a letter agreement (the "Letter Agreement"). Pursuant to the Letter Agreement, the Sponsor agreed, among other things, to vote its Founder Shares, Private Placement Shares and any public shares held by it in favor of the Issuer's initial business combination, if permitted by law or regulation; to waive redemption rights with respect to its Founder Shares and Private Placement Shares in connection with the completion of the initial business combination and certain amendments to the Issuer's memorandum and articles of association; and to waive rights to liquidating distributions from the trust account with respect to its Founder Shares and Private Placement Shares if the Issuer fails to complete an initial business combination within 21 months from the consummation of the IPO. The description of the Letter Agreement is qualified in its entirety by reference to the full text of such agreement, a copy of which was filed as Exhibit 10.1 to the Issuer's Current Report on Form 8-K filed with the SEC on July 31, 2026 and incorporated by reference herein. Registration Rights Agreement. On July 23, 2026, in connection with the IPO, the Issuer and the Sponsor entered into a registration rights agreement, pursuant to which the holders of Founder Shares, Private Placement Units and certain other securities were granted certain demand and "piggyback" registration rights, subject to customary conditions and limitations. The description of the Registration Rights Agreement is qualified in its entirety by reference to the full text of such agreement, a copy of which was filed as Exhibit 10.3 to the Issuer's Current Report on Form 8-K filed with the SEC on July 31, 2026 and incorporated by reference herein. Share Escrow Agreement. On July 24, 2026, the Issuer, the Sponsor, certain shareholders of the Issuer and Continental Stock Transfer & Trust Company, as escrow agent, entered into a Share Escrow Agreement pursuant to which the Founder Shares were deposited into escrow and made subject to the transfer restrictions described therein. The description of the Share Escrow Agreement is qualified in its entirety by reference to the full text of such agreement, a copy of which was filed as Exhibit 10.10 to the Issuer's Current Report on Form 8-K filed with the SEC on July 31, 2026 and incorporated by reference herein.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 1 - Letter Agreement, dated July 23, 2026, by and among the Issuer, the Sponsor and the Issuer's officers and directors (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer with the SEC on July 31, 2026).
https://www.sec.gov/Archives/edgar/data/2122392/000182912626008146/pelicanacq2_ex10-1.htm

Exhibit 2 - Private Placement Units Purchase Agreement, dated July 23, 2026, by and between the Issuer and the Sponsor (incorporated by reference to Exhibit 10.7 to the Current Report on Form 8-K filed by the Issuer with the SEC on July 31, 2026).
https://www.sec.gov/Archives/edgar/data/2122392/000182912626008146/pelicanacq2_ex10-7.htm

Exhibit 3 - Registration Rights Agreement, dated July 23, 2026, by and between the Issuer and the Sponsor (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed by the Issuer with the SEC on July 31, 2026).
https://www.sec.gov/Archives/edgar/data/2122392/000182912626008146/pelicanacq2_ex10-3.htm

Exhibit 4 - Securities Subscription Agreement between the Issuer and the Sponsor (incorporated by reference to Exhibit 10.5 to the Issuer's registration statement on Form S-1, as amended (File No. 333-296688)).
https://www.sec.gov/Archives/edgar/data/2122392/000182912626006527/pelicanacq2_ex10-5.htm

Exhibit 5 - Share Escrow Agreement, dated July 24, 2026, by and among the Issuer, the Sponsor, the shareholders party thereto and Continental Stock Transfer & Trust Company, as escrow agent (incorporated by reference to Exhibit 10.10 to the Current Report on Form 8-K filed by the Issuer with the SEC on July 31, 2026).
https://www.sec.gov/Archives/edgar/data/2122392/000182912626008146/pelicanacq2_ex10-10.htm

## Signatures
- Pelican II Capital Solutions Ltd: /s/ Robert Labbe, Robert Labbe / Managing Member (08/19/2026)